SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 28, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires – October 28, 2024 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria  (NASDAQ: CRESY, BYMA:CRES),  informs that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 28, 2024 and the Board of Directors meeting, due to the delegations made by the Shareholders Meeting, a cash dividend for the sum of ARS 45,000,000,000.- charged to the fiscal year ended June 30, 2024, equivalent to  7,527.253613523% of the share capital with the right to collect represented by a total of 597,827,605 shares, will be made available to the shareholders as of November 7, 2024 or on the later date resulting from the application of the regulations that operate in the jurisdictions where the Company's shares are listed (“Date of Provision”).

The amount per share (NV$1) will be ARS 75.27253613523 and the amount for each American Depositary Shares (“ADS”) will be ARS 752.7253613523, payable to all shareholders that have such quality as of November 5, 2024, according to the registry held by Caja de Valores S.A.

 Payment will be made through Caja de Valores S.A., at its address at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, from 10 a.m. to 3 p.m.

 Holders of ADSs will receive the amounts corresponding to the dividend through The Bank of New York Mellon, depositary of said certificates as of the date resulting from the application of the regulations in force in the jurisdiction where the Company's ADSs are listed.

It is noted that the distribution of dividends is subject to the 7% withholding tax established in article 97 of the Income Tax Law (T.O. Decree 824/2019 and mod.). Likewise, and based on the provisions of article 6 of RG AFIP 4478/2019, the withholding of the payment of dividends in cash and in kind will be deducted directly from the cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 28, 2024